Nicholas Stone

Max Nutrition, Inc.

8531 Santa Monica Blvd.

West Hollywood, CA 90069

310-360-9242

July 18, 2007

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

Max Nutrition, Inc.

Form:

SB2/A2 Registration Statement

File No.:

File No.: 333-141327

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to July 23, 2007 at 10:00 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Max Nutrition, , Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Max Nutrition, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Max Nutrition, Inc.

/s/ Nicholas Stone

Nicholas Stone, President